Filed by Andretti Acquisition Corp. and Zapata Computing, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Andretti Acquisition Corp.

Commission File No. 001-41218

Date: February 8, 2024

CONFIDENTIAL & PROPRIETARY Investor Presentation February 2024 Zapata Computing, Inc. The Industrial Generative AI Company

This presentation (“Presentation”) is provided for informational purposes only . This Presentation does not constitute, with respect to a potential business combination between Andretti Acquisition Corp . (“Andretti”) and Zapata Computing, Inc . (“Zapata AI”, “we”, “us” or ”our”) and related transactions (the “Business Combination”), (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination, or (ii) an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation or sale would be unlawful . Neither the Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U . S . or non - U . S . jurisdiction has approved or disapproved of the Business Combination, or determined that this Presentation is truthful or complete . No representations or warranties, express or implied, are given in, or in respect of, this Presentation . To the fullest extent permitted by law, in no circumstances will Zapata AI, Andretti or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . Industry and market data used in this Presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes . Neither Zapata AI nor Andretti has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness . This data is subject to change . In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Zapata AI or the Business Combination . Viewers of this Presentation should each make their own evaluation of Zapata AI and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form but rather isa generic reference to our relationship with such party . ZAPATA COMPUTING INC. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward - looki ng statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem” “seek” “future” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the management of Zapata AI, and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are beyond the control of Zapata AI . These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions, the inability of Zapata AI or Andretti to successfully or timely consummate the Business Combination, the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination ; the outcome of any legal proceedings that may be instituted against Andretti, Zapata AI, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto ; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Andretti, the ability to meet stock exchange listing standards following the consummation of the Business Combination ; the risk that the Business Combination disrupts current plans and operations of Zapata AI as a result of the announcement and consummation of the Business Combination, failure to realize the anticipated benefits of the Business Combination, risks related to the performance of Zapata AI’s business and the timing of expected business or revenue milestones, and the effects of competition on Zapata AI’s business . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . In addition, forward - looking statements reflect Zapata AI’s expectations, plans or forecasts of future events and views as of the date of this Presentation . Zapata AI anticipates that subsequent events and developments will cause Zapata AI’s assessments to change . Neither Andretti nor Zapata AI undertakes or accepts any obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . These forward - looking statements should not be relied upon as representing Andretti’s or Zapata AI’s assessments of any date subsequent to the date of this Presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . Cautionary Notes

Use of Data The data contained herein is derived from various internal and external sources . No representation is made as to the reasonableness of the assumptions made within or the accuracy of completeness of any projects or modeling or any other information contained herein . Any data on past performance or modeling contained herein is not an indication as to future performance . Neither Andretti nor Zapata AI assumes no obligation to update the information in this Presentation except asmay be required by law . Additional Information About the Business Combination and Where to Find It In connection with the contemplated transaction, Andretti filed with the SEC a registration statement on Form S - 4 (the “Registration Statement”), which was declared effective on January 29 , 2024 , including a proxy statement/prospectus . Additionally, Andretti has filed and will file other relevant materials with the SEC in connection with the transaction . A definitive proxy statement/final prospectus has also been sent to the stockholders of Andretti, seeking any required stockholder approval . This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that Andretti has sent or will send to its stockholders . Before making any voting or investment decision, investors and security holders of Andretti are urged to carefully read the entire Registration Statement and proxy statement/prospectus, and any other relevant documents filed with the SEC as well as any amendments or supplements to these documents, because they contain important information about the transaction . Stockholders may also obtain copies of such documents, without charge, at the SEC’s website at www . sec . gov . In addition, the documents filed by Andretti may be obtained free of charge from Andretti at andrettiacquisition . com . Alternatively, these documents can be obtained free of charge from Andretti upon written request to Andretti Acquisition Corp . , 7615 Zionsville Road, Indianapolis, Indiana 46268 , or by calling (317) 872 - 2700 . The information contained on, or that may be accessed through, the websites referenced in this Presentation isnot incorporated by reference into, and isnot a part of, this Presentation . Participants in the Solicitation Andretti, Andretti’s sponsors, Zapata AI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Andretti, in connection with the Business Combination . Information regarding Andretti’s directors and executive officers is contained in Andretti’s Annual Report on Form 10 - K for the year ended December 31 , 2023 , which is filed with the SEC . Additional information regarding the interests of those participants, the directors and executive officers of Zapata AI and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC . Free copies of these documents may be obtained asdescribed above . ZAPATA COMPUTING INC. No Offer or Solicitation This presentation is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination . This presentation shall also not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale, issuance, or transfer of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Cautionary Notes (continued)

ANDRETTI ACQUISITION CORP

Oversubscribed $230M SPAC IPO (NYSE: "WNNR") Led by Legendary Andretti Racing Family and Best in Class Public Company Executives

- Management has decades of public company operating and acquisition experience along with a history of producing long-term value creation
- During U.S. Concrete CEO tenure, Bill Sandbrook produced **25x market value creation, grew EBITDA 24x, executed 35+ acquisitions** (17 with Matt Brown)
- Merger partner gets access to **vast network of relationships, industry connectivity, proprietary deal flow,** and can **leverage Andretti brand**
- The Andretti brand is well recognized
- Andretti Autosport has **portfolio of 120+ world-class sponsors,** including Honda, Konica Minolta, Accura, Group 1001 and AutoNation
- **Curated Board,** including Current CEO of McLaren Racing, Current Chief Audit Executive of AT&T, Former CEO of 7-Eleven, Former President of NYSE Euronext



William J. (Bill) Sandbrook
Chairman & Co-Chief Executive Officer

- Former Chairman of the National Ready-Mixed Concrete Association
- Independent Director at Comfort Systems USA (NYSE: FIX) and Knife River Corporation (NYSE: KNF)
- Former Chairman & CEO of U.S. Concrete (NASDAQ: USCR)



Michael Andretti
Co-Chief Executive Officer and Director

- IndyCar World Champion
- Founder, CEO, and Chairman of Andretti Autosport
- Founder of Andretti Technologies
- Investor and Advisor for DUZY, a Video Technology



William M. (Matt) Brown
President and Chief Financial Officer

- Former CEO of Rocky Mountain Industrials
- Former EVP and CFO of Forterra (NASDAQ: FRTA)
- Former SVP and CFO of U.S. Concrete (NASDAQ: USCR)
- Former U.S. Navy SEAL Officer



Mario Andretti
Special Advisor

- One of the most successful drivers in the history of motorsports, Andretti is one of only three drivers to have won races in Formula One, IndyCar, the World Sportscar Championship, and NASCAR

ZAPATA AI
ZAPATA COMPUTING INC.
ZAPATA AI
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Industrial Generative AI : enterprise software that harnesses language and numerical models for domain - specific, industrial - scale applications. ZAPATA COMPUTING INC.

Customers have leveraged proprietary Generative AI/ML, optimization, and quantum algorithms and models Industrial solutions that uniquely process both text and numbers 1. Zapata AI Prose for Large Language Models (LLMs) 2. Zapata AI Sense for complex mathematical models Orquestra ® full - stack software platform to build, train, fine - tune, and deploy Industrial Generative AI applications GENERATIVE AI OFFERING PARTNERS CUSTOMERS Integrations and Alliances across the AI and Quantum Computing ecosystem Founded by a team including Harvard University scientists in 2017 ORIGIN Industrial Software for the Generative AI Revolution ZAPATA COMPUTING INC. 6

Orquestra ® : The full - stack software platform for Industrial Generative AI ZAPATA COMPUTING INC. 7

Our team has worked on Generative AI since founding

2019

First quantum generative AI IP filing[1]

First gate model quantum heuristic for generative modeling[2]



(a) Semi-restricted Transverse Ising Model
(b) Restricted Transverse Ising Model

2020



First-ever high-resolution images generated on a quantum device using Generative AI techniques[3]

Generator enhanced optimization (GEO)[4]



2021

Improved generalization metrics for generative models[6]





Synergy between quantum circuits and tensor networks[5]

2022

Novel generative AI-inferred automotive data[8]





Block sparse

Encoding equality constraints in tensor network generative models[7]

2023

Quantum-enhanced generative models for drug molecule design[10]





Generator-enhanced optimization of manufacturing plants[9]

Notes: Timeline not to scale. 1 US20200410384A1 - Hybrid quantum-classical generative models for learning data distributions - Google Patents 2. Anschuetz & Cao, Realizing Quantum Boltzmann Machines Through Eigenstate Thermalization, March 2019. 3. Generation of High-Resolution Handwritten Digits with an Ion-Trap Quantum Computer, Dec 2020. 4. Alcazar et. al., GEO: Enhancing Combinatorial Optimization with Classical and Quantum Generative Models, Jan 2021. 5. Rudolph et. al., Synergy Between Quantum Circuits and Tensor Networks, Aug 2022. 6. Perdomo-Ortiz et. al., Evaluating generalization in quantum and classical generative models, Jan 2022. 7. Perdomo-Ortiz et. Al., Evaluating Generalization in Classical and Quantum Generative Models, Jan 2022. 8. Andretti Autosport customer work. 9. Banner et. al., Quantum Inspired Optimization for Industrial Scale Problems, May 2023. 10. Cao et. al., Exploring the Advantages of Quantum Generative Adversarial Networks in Generative Chemistry, May 2023.

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As of January 29th, 2024, Zapata AI has a patent portfolio of 47 patent families , including 86 total patents and patent applications. 1 Notes: 1. Intellectual Property as of January 2024. IP portfolio includes Industrial Generative AI and other advanced enterprise computing algorithms 30% 22% 38% Hardware Optimization Generative AI Differential Equations & Optimization Algorithms & Software PATENT PORTFOLIO 10% This portfolio includes 18 allowed or granted U.S. patents, 7 allowed or granted international patents, 30 pending U.S. patent provisional and non - provisional applications, and 31 pending international patent applications. 2 9 ZAPATA COMPUTING INC.

Companies are racing to find the "killer apps" for Generative AI

Gartner Poll from September 2023 Finds 55% of Organizations are in Piloting or Production Mode with Generative AI

More than half have increased generative AI investment in the 10 months preceding the poll.[1]

INDUSTRY EXAMPLES

Healthcare

Chatbots and applications can provide simple language descriptions of medical information and treatment recommendations.

Customer Service

Improve chatbot intent identification, summarize conversations, answer customer questions from a search, directing customers to resources.

Education

Create personal learning experience, like tutors. Generate learning plans and custom learning materials.

Sales & Marketing

Engage with potential customers on website or in a chatbot. Provide recommendations. Provide product descriptions. Customize emails.

Software Development

Engage with potential customers on website or in a chatbot. Provide recommendations. Provide product descriptions. Customize emails.

Personal Assistants

Manage schedules, summarize emails, compose emails (and chains), replies, and summaries, draft common documents.

Notes: 1. Gartner Press Release, Gartner Poll Finds 55% of Organizations are in Piloting or Production Mode with Generative AI, October 3, 2023.

ZAPATA COMPUTING INC.

Data privacy and model security Training data quality and bias Integration with existing systems Continuous monitoring and feedback loop Ethical and legal considerations Focus on Language Problems with LLMs and other Generative AI models TOO BIG (AND COSTLY) OTHER CHALLENGES INCONSISTENT 11 ZAPATA COMPUTING INC.

Common Challenges of Industrial Problems 12 ZAPATA COMPUTING INC. Unpredictability Industrial problems are often defined by a high degree of uncertainty and unpredictable variables. These challenges make industrial problems difficult to solve with traditional computing - based solutions. Industrial Generative AI is engineered to address these challenges. Data Disarray Data is often incomplete, fragmented, out of sync, or noisy. Large Solution Spaces The many variables of industrial problems mean there are many possible solutions to choose from. Time Sensitivity Industrial problems often require real - time answers and cannot afford delays. Constrained Compute Industrial problems can be constrained by the available compute resources, for example on the edge. Mission Critical Requirements Industrial problems typically require high accuracy, precision, and reliability. Security Requirements High cybersecurity standards are common in regulated industries or those that handle sensitive customer data.

Unreliable; trained on general data Accurate; trained on customer - specific data Privacy issues Customer’s private environment Massive, costly, inefficient models Models optimized for speed, cost, accuracy Locked into vendor’s compute & cloud choice(s) Flexibility to choose best models, hardware, clouds Language models not useful for numerical problems Translates numerical data into accurate prose Uses classical machine learning and statistics Leverages quantum generative models and their statistical advantages over classical GENERATIVE AI INDUSTRIAL GENERATIVE AI Generative AI Vs. Industrial Generative AI 13 ZAPATA COMPUTING INC.

Quantum statistics for AI are superior to classical statistics — and don’t require quantum hardware Quantum models can outperform classical models in two ways: Greater range of possible solutions QUANTUM MODEL DISTRIBUTIONS CLASSICAL MODEL 1. GENERALIZATION : Better at extrapolating missing information 2. EXPRESSIBILITY : Zapata AI has proprietary methods built from our deep quantum expertise. 14 ZAPATA COMPUTING INC.

Quantum computing enhances generative AI for drug discovery

RESEARCH CASE STUDY: QUANTUM-ENHANCED GENERATIVE AI GENERATES MOLECULES WITH BETTER DRUG PROPERTIES

Table 4. Performance Comparison between MolGAN and MolGAN-CQ[a]

	MolGAN	MolGAN-CQ
# of molecules[b]	**2693**	730
Validity ↑	**76**	31.34
Uniqueness ↑	**70.87**	46.59
QED ↑	0.47	**0.48**
Solute ↑	0.31	**0.44**
SA ↑	0.31	**0.66**
KL Score (S)[c]↑	**0.94**	0.75

Insilico Medicine

UNIVERSITY OF TORONTO

FOXCONN

A quantum-enhanced generative model generated small molecules with **more desirable drug-like molecules than those generated by the same generative model without quantum enhancement.**[1]

We believe this same approach can be applied to generate other chemicals: batteries, drugs, materials, catalysts, etc.

Notes: 1. Po-Yu Kao et al, Exploring the Advantages of Quantum Generative Adversarial Networks in Generative Chemistry, Journal of Chemical Information and Modeling (2023). DOI: 10.1021/acs.jcim.3c00562

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Zapata AI compresses Large Language Models (LLMs) to reduce compute costs, shrink carbon footprints, and speed up runtimes 1 Compressed models are more accurate than uncompressed models of the same size As this chart shows, the compressed model has the most stable performance during training, achieving more consistent accuracy with fewer training steps. GPT2 - Small and Compressed GPT2 - XL are the same size, but the compressed version of GPT2 - XL is more accurate. — and show better generalization with unseen validation data. Compressed GPT2 - XL requires 300x fewer tokens to achieve the same performance as GPT2 - XL. 0.775 0.78 0.785 0.79 0.795 0.8 0.805 0.81 GPT2 - Small Compressed GPT2 - XL F1 MEASURE (ACCURACY) GPT2 - XL MODEL 0.9 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1 0 459 918 1377 1836 2295 2754 3213 3672 4131 4590 F1 MEASURE (ACCURACY) GPT2 - Small TRAINING STEP GPT2 - XL Compressed GPT2 - XL Notes: 1. Zapata data. 16 ZAPATA COMPUTING INC.

Zapata AI’s technology gets 8,400x speedup and better accuracy in large models 1 Notes: 1. Zapata data. 17 ZAPATA COMPUTING INC. Faster alternative to Monte Carlo simulation • Model converges faster than traditional Monte Carlo approach by orders of magnitude, especially for multi - asset problems. • Plot shows European options pricing with 10 assets. Similar behavior for 20 assets.

Industrial Generative AI for Andretti Autosport's next-generation race analytics[1]

Industrial Generative AI predicts behavior that cannot be measured directly, generating "virtual sensors" in automotive and other industries.

SYNTHETIC GENERATED DATA COMPARES WELL WITH REAL DATA (GROUND TRUTH)[2]



– Real Data
– Synthetic Data

GENERATIVE AI-INFERRED CHANNEL



ANDRETTI USE CASES → ANALOGOUS USE CASES



Tire Degradation

Logistics, Supply Chain, Manufacturing



Race Strategy

Finance, Energy & Utilities



Predictive Modeling

Finance, Insurance, IT

Notes: Labels removed for confidentiality. 1. Zapata Data 2. Error less than 1%. This plot indicates the data generated by our generative AI model was almost indistinguishable from the actual car data.

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Zapata AI’s Industrial Generative AI optimization solutions apply to use cases across industries 1 Generator Enhanced Optimization (GEO), uses generative AI to suggest solutions to complex optimization problems that classical methods alone do not. PORTFOLIO OPTIMIZATION EXAMPLE 2 : GEO generated lower - risk financial portfolios than state - of - the - art optimizers. Notes: 1. Zapata Data 2. Alcazar and Perdomo - Ortiz. GEO: Enhancing Combinatorial Optimization with Quantum Generative Models (ar Xiv2101.06250). 19 ZAPATA COMPUTING INC.

Optimizing BMW´s manufacturing plant scheduling with Industrial Generative AI

Challenge:

Optimize worker schedule to achieve production targets while minimizing idle hours.

Approach:

Zapata AI's GEO algorithm tied or outperformed state-of-the-art solvers in 71% of configurations[1].

SEED OPTIMIZER	2% noDEV	2.5% noDEV	5% noDEV	1.5% yesDEV	100% noDEV	2% yesDEV	2.5% yesDEV	5% yesDEV	100% yesDEV
GA1	0	0	0	0	1.9	0.061	0.17	0.014	0.051
GA2	0	0	0	-0.063	0	-0.025	-0.015	-0.39	-0.61
GAU	0	0	0	0.027	-0.58	-0.059	0.021	0.08	0.096
SA	0	0	0	-0.22	0	0	0.081	0.16	-0.12
PT	0	0	0	0	1.7	-0.0095	-0.17	-0.15	-0.49

SOLUTION SPACE SIZE

GEO outperformed seed optimizer
GEO tied seed optimizer
Traditional optimizer outperformed GEO
GEO had best performance for problem configuration (column).

IN COLLABORATION WITH MIT Center for QuantumEngineering

Notes: 1. Banner et. al. Quantum-Inspired Optimization for Industrial Scale Problems (arXiv:2305.02179).

ZAPATA AI

ZAPATA COMPUTING INC.

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Industrial Generative AI and advanced algorithms have potential to create significant business value in key verticals Existing and Prospective Case Studies s 2 DARPA awards to benchmark utility of quantum computing Potential to use LLMs to generate FDA forms from clinical trial data In development Applying Generative AI for predictive analytic using advanced automotivesensor data Generative AI & ML for materials discovery, value chain optimization Risk optimization for derivative pricing Generative AI for optimizing manufacturing plant scheduling Optimizing downstream R&D Optimizing sales, scheduling and delivery operations Notes: Case studies available at: https://zapata.ai/customer - case - studies/ 21 ZAPATA COMPUTING INC.

Zapata AI participates in an enormous potential TAM where we believe we can create substantial value for Industry Generative AI Software and its adjacencies have the potential to provide an extensive addressable market opportunity. $1.3T a $366B 2 Estimated Total Addressable Market and Serviceable Obtainable Market (SOM) by 2032: 1 Sales & Marketing 760 Software Engineering 580 Supply Chain & Operations 290 Customer Operations 340 Product R&D 230 Risk & Legal 180 Strategy & Finance 120 Talent & Organization 60 Corporate IT 40 EST. GLOBAL P&L IMPACT - $B Low – High * BUSINESS FUNCTION Value of potential disruption for enterprise estimated up to $4.4T. 3 22 ZAPATA COMPUTING INC. $ 2 .6T $ 4 .4T McKinsey estimates 63 generative AI use cases spanning 16 business functions across industries could deliver P&L impact in the range of $2.6 - $4.4 trillion, before accounting for productivity gains. Notes: 1. Bloomberg Intelligence, Generative AI to Become a $1.3 Trillion Market by 2032, Research Finds, June 2023. 2. Zapata AI’s potential SOM is not limited to these estimates. Estimated SOM projections include $280B Generative AI Software and $86B Generative AI IT Services. 3. McKinsey, The Economic Potential of Generative AI, June 2023. *Estimated numbers are rounded.

Revenue Model and Sales Strategy Expand Land Two Sales Channels • Initial Industrial Generative AI application • 6+ month agreements • Contracts deliver recurring multi - year subscription revenue • Expand average revenue per account (ARPA) Bundled Offering of Software and Scientific Algorithm Expertise Contracts recognized ratably (recurring revenue) 1. DIRECT • C - level relationships • Global sales force, plans to expand 2. PARTNER ECOSYSTEM • Consulting & Services Top 5 Global Consultancy • Software, Cloud & Networking Microsoft Azure, Nvidia • Hardware IBM, IonQ • Academia & Research MIT, University of Toronto EXAMPLES: 23 ZAPATA COMPUTING INC.

Notes: Depicts immediate Go - to - market strategy; We expect Demand Generationand Product Marketing will increase in the future if current is proven successful using defined metrics. ESTABLISH CATEGORY & THOUGHT LEADERSHIP BUILD BRAND THROUGH CUSTOMER SUCCESS STORIES INDUSTRIAL GENERATIVE AI Automotive Chemicals & Materials Energy & Utilities Defense Pharma Logistics Finance White Papers & Reports Social Event Keynotes Analysts, Media, PR Web & Email Pioneering a new category: Industrial Generative AI CASE STUDIES SUPPORT EXPANSION IN KEY VERTICALS 24 ZAPATA COMPUTING INC.

World-class team with deep expertise across Generative AI, quantum science, enterprise software and management

ZAPATA AI LEADERSHIP



Christopher Savoie, Ph.D., Chief Executive Officer

Two decades of experience in the technology industry; inventor of the Natural Language Understanding (NLU) behind Apple's Siri

NISSAN · verizon · Kyulux · GNI



Yudong Cao, Ph.D.
Chief Technology Officer*

Ten years of experience in various areas of AI & quantum computing; 2.4K+ citations; 30 patents & applications

HARVARD UNIVERSITY · PURDUE UNIVERSITY



Mimi Flanagan
Chief Financial Officer

Two decades of experience across executive finance roles in the technology industry

IHS Markit · Jenzabar · Qlik · Wyndham



Jon Zorio
Chief Revenue Officer

Over two decades of go-to-market leadership experience scaling global technology and analytics companies

IBM · neustar A TransUnion Company · Sparkcentral



Nicole Fitchpatric
General Counsel, Ethics & Compliance Officer

Twelve years experience in various industries

Washington University in St.Louis School of Law · asurion · Duke · Consilio

58 Employees[1] // **38** Scientists & Engineers // **21** PhDs // **~85K** Citations[3]

INVESTORS

Ahren
Alumni Ventures
BASF
BOSCH
COMCAST VENTURES
THE ENGINE
Honeywell
ITOCHU
MERCK
pillar
pitango
Prelude Ventures

$64M in equity raised to date

BOARD OF DIRECTORS[2]



Alan Aspuru-Guzik, Ph.D.*
Zapata Scientific Advisor, Professor, Univ. of Toronto, Canada 150 Research Chair, CIFAR AI Chair

HARVARD UNIVERSITY · UNIVERSITY OF TORONTO



Rhonda Germany Ballintyn
Former Chief Strategy & Marketing Officer, Honeywell

Honeywell



Dana Jones
CEO, RealPage, Former CEO, Sparta Systems

REALPAGE · Sabre · Sparta Systems



Clark Golestani
Managing Director, C Sensei Group, Former Global CIO, Merck

MERCK · ORACLE



Jeff Huber
Founding CEO of GRAIL, Former SVP of Google Ads, Apps, Maps and Google X

Google · GRAIL



William Klitgaard
Former CIO & CFO, Covance, now LabCorp

labcorp

Notes: 1. Employee breakdown as of October 10, 2023. Total headcount of all full-time employees and contractors in countries where Zapata does not have a legal entity. Does not include interns. 2. In addition to Christopher. 3. Includes approximately 57.5K Citations attributable to Alan Aspuru-Guzik, a Zapata AI founder and scientific advisor. * Zapata founders in addition to Peter Johnson, Ph.D., Jonny Olson, Ph.D., and Jhonathan Romero Fontalvo, Ph.D.

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Massive - scale, full - stack model development and deployment. Train models with customer data, in customer - controlled environments. MORE ACCURATE MODELS PROPRIETARY TECHNIQUES FASTER & CHEAPER MODELS Smaller Large Language Models (LLMs) with comparable performance. Demonstrating over 1000x speed - up on complex computational models. 1 Globally competitive patent portfolio of quantum - inspired Generative AI algorithms. PLATFORM Generative AI to create novel solutions to enterprise problems that get better results (e.g., model fit) than existing solutions. 26 ZAPATA COMPUTING INC. Value proposition: Faster, cheaper, and more accurate Generative AI Notes: 1. Zapata Data.

Summary: Opportunity to invest in transformational Generative AI technology Large and rapidly growing total addressable market (TAM) for AI/ML (Artificial Intelligence/Machine Learning) software, with a focus in Generative AI. Proprietary Generative AI techniques and algorithms for todays most advanced classical and high-performance compute hardware. Demonstrating up to 10X-1000X speed-up on Large Language Models and other complex computational models.1 Orquestra: Proprietary full-stack software platform that is hardware- and cloud-agnostic to enable Industrial Generative AI solutions across multiple end markets. Substantial potential near-term enterprise revenue opportunity with Large Language Models and other large models in AI, simulation, optimization. Pioneering, founder-led, and visionary management team with track record of innovation and execution. Notes: 1. Zapata Data. Magnitude of speedup depends on additional implementation factors. ZAPATA COMPUTING INC.

ZAPATA